CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

6201 Bonhomme Road, Suite 466S,

Houston, TX 77036

December 4, 2023

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Nicholas Nalbantian, Esq.

Re:	Cannabis International Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-267039

Acceleration Request
Requested Date: Tuesday, December 5, 2023
Requested Time: 4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Cannabis Bioscience International Holdings, Inc. hereby requests that the United States Securities and Exchange Commission accelerate the effectiveness of the referenced Registration Statement to 4:30 p.m., Eastern time, on December 5, 2023, or as soon thereafter as may be practicable.

When the Registration Statement has been declared effective, please advise Barry J. Miller, Esq., at (248) 232-8039. Please also contact him should you have any questions.

Very truly yours,

CANNABIS INTERNATIONAL BIOSCIENCE, INC.

By: /s/ Dante Picazo

Dante Picazo

Chief Executive Officer

cc:	Barry J. Miller, Esq.